VIA FACSIMILE (202) 772-9204 AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0308
Attention: Mr. Fieldsend

Re:	Volcom, Inc., a Delaware corporation Registration Statement on Form S-1; File No. 333-124498

Dear Mr. Fieldsend

     Pursuant to your phone conversation with S. Hoby Darling, Esq. of Latham & Watkins LLP and the request for acceleration of the Registration Statement on Form S-1 (File No. 333-124498) filed with the Securities and Exchange Commission on April 29, 2005, Volcom, Inc., a Delaware corporation (the “Company”) hereby represents as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning this matter, please contact Cary K. Hyden, Esq. of Latham &Watkins LLP at (714) 540-1235.

Very truly yours, VOLCOM, INC.
By:	/s/ Troy C. Eckert
Troy C. Eckert
Vice President of Marketing